UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 11-K


(Mark One)
( X )  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 1999

OR

(   )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________to____________


COMMISSION FILE NUMBER  0-12524

BANK OF HANOVER AND TRUST COMPANY
CASH OR DEFERRED PROFIT-SHARING PLAN
25 Carlisle Street
Hanover, PA  17331

(Full title of the Plan and the address of the Plan)


HANOVER BANCORP, INC
33 Carlisle Street
Hanover, PA  17331

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Bank of Hanover and Trust Company
Cash or Deferred Profit-Sharing Plan


Date: June 28,2000                       Thomas J. Paholsky
                                         /s/ Thomas J. Paholsky
                                         Executive Vice President
                                         Chief Financial Officer

EXHIBIT INDEX


EXHIBIT DESCRIPTION

1 Audited financial statements for Bank of Hanover and Trust
Company Cash or Deferred Profit-Sharing Plan

2 Consent of Independent Public Accountants

EXHIBIT 1
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE


Bank of Hanover and Trust Company Cash or
Deferred Profit-Sharing Plan


Years ended December 31, 1999 and 1998
with Report of Independent Auditors

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Audited Financial Statements and Supplemental Schedule


Years ended December 31, 1999 and 1998




Contents



Report of Independent Auditors                                   6

Audited Financial Statements

Statements of Net Assets Available for Benefits                  7
Statements of Changes in Net Assets Available for Benefits       8
Notes to Financial Statements                                    9

Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets Held For Investment Purposes at
    End of Year                                                 15

Report of Independent Auditors

Executive Committee
Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Harrisburg, Pennsylvania
June 8, 2000

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Statements of Net Assets Available for Benefits
                                          December 31,
                                      1999           1998
Assets
Investments                         4,502,032      3,674,456
Employer contribution receivable       91,489         90,845
Accrued investment income              26,797            702
Net assets available for benefits   4,620,318      3,766,003

See accompanying notes.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Statements of Changes in Net Assets Available for Benefits

                                                                  Year ended December 31
                                                                1999                  1998
Additions
   Employee contributions                                     $292,675            $  281,187
   Employee rollovers-from previous employers' plans            63,537               322,355
   Employer matching contributions                             121,578               119,941
   Employer profit sharing contributions                        91,489                90,845
   Investment income                                           130,459               127,520
Total additions                                                699,738               941,848

Deductions
   Employee withdrawals                                        252,763               197,071
Total deductions                                               252,763               197,071

Net realized and unrealized appreciation in fair value
   of investments
                                                               407,340               402,303
Net increase                                                   854,315             1,147,080
Net assets available for benefits at beginning of year       3,766,003             2,618,923
Net assets available for benefits at end of year            $4,620,318            $3,766,003

See accompanying notes.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

Notes to Financial Statements

December 31, 1999

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan (the Plan) are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of Hanover Bancorp, Inc. common stock are valued at quoted market prices as of the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Expenses

Administrative expenses of approximately $26,000 were paid from the Plan assets in 1999. These expenses have been netted against investment income on the accompanying statement of changes in net assets available for benefits. In 1998, all general and administrative expenses were paid by the Bank of Hanover and Trust Company (the Company).

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

2. Description of the Plan

The Plan is a defined contribution plan, which covers substantially all employees of the Company. Under the Plan, participants are permitted to defer generally the lesser of 15% of annual compensation from the Company or the maximum amount allowable under current IRS regulations. The Company has agreed to contribute 50% of the first 8% of base compensation that the participant contributes to the Plan and may make discretionary, profit sharing contributions to all eligible employees.

In accordance with the Plan, participants may direct employer and employee contributions in any of twelve investment options. These investments include Vanguard US Growth Fund, Vanguard International Growth Fund, Vanguard Fixed Income GNMA Fund, Vanguard Life Strategy Growth Portfolio, Vanguard Life Strategy Conservative Growth Portfolio, Vanguard Life Strategy Moderate Growth Portfolio, Vanguard Index 500 Fund, Vanguard Prime Cap Fund, Vanguard Life Income Fund, Baron Asset Fund, Temporary Money Market Fund and Hanover Bancorp, Inc. common stock. Contributions may be allocated between the investment options in multiples of 5%. On each biweekly pay date, contributions are allocated to the investment funds according to the participant's specifications. Participants have the opportunity to change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's voluntary contribution, their portion of the Company's matching and profit sharing contributions and actual earnings on investments from the investment options selected by the participant. The benefit to which a participant is entitled is that which can be provided from the participant's account. The participant's interest in deferred salary contributions, qualified matching contributions, employer profit sharing contributions, and rollover contributions is, at all times, fully vested and nonforfeitable.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

2. Description of the Plan (continued)

Eligibility

All full time employees of the Company who have completed 1,000 hours of service and attained age 21 may participate in the Plan. Employees must complete at least 501 hours annually to receive an employer contribution.

Benefit Payments
Benefit payments are restricted to retirement, early retirement, termination of employment, death, or disability.

Plan Termination

The Company reserves the right by action of its Board of Directors to change, modify, or terminate the Plan, in part or in its entirety, at any time. If the Plan is terminated, the value of the participant's account shall be distributed to the affected participant as a lump sum distribution.

The foregoing description of the Plan provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan Summary Description, which may be obtained from the plan administrator.

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

3. Investments

Under the Cash or Deferred Profit-Sharing Plan and Trust Agreements, the Bank of Hanover and Trust Company serves as trustee for the Plan's assets.

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices by $407,340 and $402,303 during 1999 and 1998, respectively, as follows:

                                                Year ended December 31
                                                 1999           1998
Registered investment companies                 480,711        422,993
Hanover Bancorp, Inc. common stock              (73,371)       (20,690)
Total                                           407,340        402,303

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:
                                                     December 31
                                                 1999           1998
Vanguard US Growth Fund                         $755,092       $750,374
Vanguard Life Strategy Growth Portfolio          540,191        415,506
Vanguard Life Moderate Growth Portfolio          568,874        515,190
Vanguard Index 500 Fund                          845,193        596,123
Vanguard Prime Cap Fund                          500,104        309,975
Hanover Bancorp, Inc. common stock               529,192        550,289

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest
The Plan's assets include 35,576 shares and 32,369 shares of Hanover Bancorp, Inc., the parent company of the Bank of Hanover and Trust Co., common stock as of December 31, 1999 and 1998, respectively.

During 1999 and 1998, the Plan received $15,153 and $12,770, respectively, in common stock dividends from Hanover Bancorp, Inc.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                December 31,
                                                           1999             1998
Net assets available for benefits per the
  financial statements                                   $4,620,318      $3,766,003
Amounts allocated to withdrawn participants                  (1,020)             -
Net assets available for benefits per the
   Form 5500                                             $4,619,298      $3,766,003

Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                              Year ended December 31
                                                               1999           1998
Benefits paid to participants per the financial              $ 252,763     $ 197,071
   statements
Add: Amounts allocated on Form 5500 to
   withdrawn participants at end of year                         1,020           -
Benefits paid to participants per the Form 5500              $ 253,783     $ 197,701

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7. Subsequent Event

On January 25, 2000, Hanover Bancorp, Inc. entered into an agreement to merge with Sterling Financial Corporation (Sterling).

Under the terms of the agreement, Hanover Bancorp, Inc. shareholders will receive .93 shares of Sterling Financial Corporation common stock for each share of Hanover Bancorp, Inc. common stock in a tax-free exchange. The Bank of Hanover and Trust Co. will operate as a subsidiary of Sterling after the merger is completed.

As of the date of the report, the Company has not made any decision regarding the impact of the merger on the Plan.

Supplemental Schedule


Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

EIN: 23-0670980 Plan #002

Schedule H, Line 4i-Schedule of Assets Held for Investment Purposes at End of Year

                                              December 31, 1999

                                              Description of Investment,
                                              Including Maturity Date,
Identity of Issue, Borrower,                  Rate of                                                   Current
Lessor or Similar Party                       Interest, Par or Maturity Value               Cost         Value
Vanguard US Growth Fund                       17,346 shares                             $  506,619    $  755,092
Vanguard International
   Growth Fund                                 4,773 shares                                 85,178       107,351
Vanguard Fixed Income
   GNMA Fund                                  10,559 shares                                109,142       104,106
Vanguard Life Strategy
   Growth Portfolio                           25,231 shares                                446,664       540,191
Vanguard Life Strategy
   Conservative Growth
   Portfolio                                  13,823 shares                                197,159       208,726
Vanguard Life Moderate
   Growth Portfolio                           31,291 shares                                498,605       568,874
Vanguard Index 500 Fund                        6,245 shares                                658,502       845,193
Vanguard Prime Cap Fund                        8,057 shares                                370,964       500,104
Vanguard Life Income Fund                      2,653 shares                                 34,506        34,007
Baron Asset Fund                               2,672 shares                                133,156       157,030
*Hanover Bancorp, Inc.
   common stock                               35,576 shares                                532,458       529,192
Temporary Money Market
   Fund                                      152,166 shares                                152,166       152,166
                                                                                        $3,725,119    $4,502,032

* Party in interest

EXHIBIT 2


Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-73796) pertaining to the Cash or Deferred Profit-Sharing Plan of the Bank of Hanover and Trust Company of our report dated June 8, 2000, with respect to the financial statements and supplemental schedule of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.




                                                     /s/  Ernst & Young LLP


Harrisburg, Pennsylvania
June 26, 2000
                                         16